TransAlta reports improved second quarter results

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Comparable1 earnings of $0.10 per share versus a loss of $0.03 a year ago

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Net earnings of $0.23 per share versus a loss of $0.03 a year ago

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On track to deliver 89 - 90 per cent fleet availability in 2010

CALGARY, Alberta (July 29, 2010) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the second quarter of 2010 of $21 million ($0.10 per share) versus a comparable loss of $6 million ($0.03 per share loss) for the same period in 2009.

The improved comparable results were due primarily to higher production coupled with lower overall operations, maintenance and administration costs. Generation gross margins also benefited from modestly stronger market conditions. Partially offsetting these improvements were reduced Energy Trading gross margins and an extended unplanned outage at Sundance 3.

Net earnings for the quarter were $51 million ($0.23 per share) compared to a net loss of $6 million ($0.03 per share loss) in the second quarter of 2009. Included in second quarter net earnings is a $30 million tax recovery related to prior periods.

Also included in second quarter earnings is a $13 million after-tax charge related to the mechanical failure of critical generator components on TransAlta’s Sundance unit 3. On June 7, TransAlta submitted a claim for a High Impact Low Probability (HILP) event of force majeure.  TransAlta believes it can recover the $13 million pursuant to the Power Purchase Arrangement process.

“We continue to demonstrate sustainable operating and cost improvements across our fleet and especially at our Alberta Thermal facilities,” said Steve Snyder, TransAlta’s President and CEO.  “While markets improved briefly in the quarter, overall we do not anticipate a noticeable market recovery until 2011.”

Cash flow from operations for the quarter was $98 million compared to $57 million a year ago. The increase in cash flow from operations was primarily related to higher cash earnings in the quarter partially offset by unfavorable changes in working capital. For the full year, TransAlta now expects to achieve $800 - $900 million in cash flow from operations.

1 Presenting comparable earnings (loss) from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of these non-GAAP financial measures can be found beginning on page 27 of the MD&A.

For the first six months comparable earnings were $88 million ($0.40 per share) versus $31 million ($0.16 per share) over the same period of 2009. Net earnings were $118 million ($0.54 per share) compared to $36 million ($0.18 per share) in the first two quarters of 2009. Comparable earnings were higher in the first six months primarily due to increased availability and production and improved generation gross margins. For the first six months net earnings increased for the same reasons and also benefited from a $30 million tax recovery.

For the first six months, cash flow from operations was $272 million versus $140 million due primarily to higher cash earnings and favorable changes in working capital.

Fleet availability for the second quarter declined to 81.9 per cent compared to 82.8 per cent in the second quarter of 2009 due to higher planned and unplanned outages at Centralia Thermal and the unplanned generator outage at Sundance 3, partially offset by lower planned major maintenance at Keephills. For the first six months fleet availability increased to 86.7 per cent compared to 84.6 per cent in the first half of 2009 primarily due to lower planned outages at Keephills. For the year, TransAlta expects total fleet availability to be in the range of 89 - 90 per cent compared to 85.1 per cent in 2009.

Excluding the Sundance unit 3 generator outage, fleet availability in the quarter improved to 84.0 per cent, due to lower unplanned outages at Keephills and Sundance and lower planned outages at Keephills. Fleet availability for the first six months increased to 87.7 per cent due to lower unplanned outages at Keephills and Sundance and lower planned outages at Keephills.

Second Quarter 2010 Highlights:

In millions, unless otherwise stated	3 months ended June 30, 2010	3 months ended June 30, 2009	6 months ended June 30, 2010	6 months ended June 30, 2009
Availability (%)	81.9	82.8	86.7	84.6
Production (GWh)	10,201	9,656	23,115	21,829
Revenue	$582	$585	$1,308	$1,341
Gross margin[1]	$353	$346	$757	$727
Operating income [1]	$55	$14	$189	$99
Net earnings (loss)	$51	($6)	$118	$36
Comparable earnings (loss) [1]	$21	($6)	$88	$31
Basic and diluted earnings (loss) per share	$0.23	($0.03)	$0.54	$0.18
Comparable earnings (loss) per share	$0.10	($0.03)	$0.40	$0.16
Earnings before interest, taxes, depreciation, and amortization (EBITDA)[1]	$182	$142	$431	$354
Funds from operations[1]	$184	$94	$374	$285
Cash flow from operations	$98	$57	$272	$140
Cash flow from operations per share[1]	$0.45	$0.29	$1.24	$0.71

1 Gross margin, operating income, comparable earnings (loss), EBITDA, funds from operations, and cash flow from operations per share are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 27 of the MD&A for an explanation and reconciliation.

The complete second quarter report for 2010, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and web cast at 9 a.m. MT (11 a.m. ET) today to discuss results.  The call will begin with a short address by Steve Snyder, President and CEO, and Brett Gellner, Chief Financial Officer, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-8061
Toll-free North American participants – 1-866-225-0198

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 2235047. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Tanis Fiss Manager, Corporate and Marketing Communications Phone: (403) 267-7330 Email: tanis_fiss@transalta.com

Investor Inquiries:

Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.

Email: investor_relations@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com